Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,
please see Kinross’ 2015 first quarter
Financial Statements and MD&A
at www.kinross.com
NEWS RELEASE

Kinross reports 2015 first quarter results
All-in sustaining cost and production cost of sales lower quarter-over-quarter and year-over-year
On track to meet Company-wide and regional production guidance

Toronto, Ontario – May 5, 2015 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the first quarter ended March 31, 2015.
(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 17 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

2015 first quarter highlights:

•	Production1: 629,360 gold equivalent ounces (Au eq. oz.), compared with 664,690 ounces in Q1 2014.

•	Revenue: $781.4 million, compared with $817.4 million in Q1 2014.

•	Production cost of sales2: $709 per Au eq. oz., compared with $727 in Q1 2014.

•
All-in sustaining cost2: $964 per Au eq. oz. sold, compared with $1,001 in Q1 2014. All-in sustaining cost per gold ounce (Au oz.) sold on a by-product basis was $957 in Q1 2015, compared with $991 in Q1 2014.

•	Adjusted operating cash flow2: $214.8 million, or $0.19 per share, compared with $242.2 million, or $0.21 per share, in Q1 2014.

•	Adjusted net earnings2,3: $15.3 million, or $0.01 per share, compared with adjusted earnings of $34.1 million, or $0.03 per share, in Q1 2014.

•	Reported net earnings/loss3: Loss of $6.7 million, or $0.01 per share, compared with earnings of $31.8 million, or $0.03 per share, in Q1 2014.

•
Outlook: Kinross expects to be within its 2015 forecast guidance for production (2.4 - 2.6 million Au eq. oz.), production cost of sales ($720 - $780 per Au eq. oz.), all-in sustaining cost ($1,000 - $1,100 per Au eq. oz.) and total capital expenditures ($725 million).

•
Organic production initiatives: A pre-feasibility study to explore potential re-start options at La Coipa remains on track to be completed during Q3 2015. A new tailings reprocessing project at Paracatu, set to launch in Q4 2015, is expected to produce an additional 34,000 Au oz. per year at a production cost of sales of $400 per ounce for a minimum of nine years. The Company is also planning to extend Chirano’s estimated mine life by one year to 2020. This will provide additional time to pursue exploration potential in this highly prospective and low-cost area.

•
Maricunga update: Mining and crushing operations are expected to restart in June with the support of an additional backup power plant after operations were suspended in late March due to heavy rains in northern Chile. The loss in production is expected to be largely offset by improved production forecasts at Paracatu. As a result, Kinross expects no change to its regional guidance.

CEO Commentary
J. Paul Rollinson, President and CEO, made the following comments in relation to 2015 first quarter results:

“Kinross followed up its strong performance in 2014 with a solid start to 2015. The Company is firmly on track to meet production guidance for the year and is tracking below guidance on both cost of sales and all-in sustaining cost. Lower power costs and favourable foreign exchange rates contributed to a continued decline in Paracatu’s cost of sales, while at the combined Kupol-Dvoinoye operations, cost of sales declined to $476 dollars per ounce – the lowest level since Q4 2012.

“In addition to another strong quarter, I am pleased that we are moving forward with two new organic production initiatives. Tailings reprocessing is an established technology and the Santo Antonio project at Paracatu is expected to quickly begin generating cash flow with the addition of low-cost ounces. Chirano’s life of mine extension allows Kinross greater scope to develop exploration targets in what is a highly prospective and low-cost area.

“As for Maricunga, it has been a challenging time for the site after heavy rains forced the temporary suspension of mining and crushing operations in late March. The team has done an outstanding job, working around the clock to establish alternate routes to the mine and deploy backup power supply. Operations are expected to restart in June, with no anticipated change to regional guidance.”

1Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production.
2These figures are non-GAAP financial measures and are defined and reconciled on pages 12 to 16 of this news release.
3Net earnings/loss figures in this release represent “net earnings (loss) from continuing operations attributable to common shareholders”.

p. 1 Kinross reports 2015 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Financial results

Summary of financial and operating results
	Three months ended
	March 31,
(in millions, except ounces, per share amounts, and per ounce amounts)	2015	2014
Operating Highlights from Continuing Operations
Total gold equivalent ounces(a)
Produced(c)	636,128	672,180
Sold(c)	641,752	628,637

Attributable gold equivalent ounces(a)
Produced(c)	629,360	664,690
Sold(c)	634,565	621,531

Financial Highlights from Continuing Operations
Metal sales	$781.4	$817.4
Production cost of sales	$454.6	$456.0
Depreciation, depletion and amortization	$206.2	$196.4
Operating earnings	$42.5	$81.4
Net earnings (loss) attributable to common shareholders	$(6.7)	$31.8
Basic earnings (loss) per share attributable to common shareholders	$(0.01)	$0.03
Diluted earnings (loss) per share attributable to common shareholders	$(0.01)	$0.03
Adjusted net earnings attributable to common shareholders(b)	$15.3	$34.1
Adjusted net earnings per share(b)	$0.01	$0.03
Net cash flow provided from operating activities	$250.1	$210.5
Adjusted operating cash flow(b)	$214.8	$242.2
Adjusted operating cash flow per share(b)	$0.19	$0.21
Average realized gold price per ounce	$1,218	$1,299
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$708	$725
Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$709	$727
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$696	$708
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$957	$991
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$964	$1,001
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,050	$1,103
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,054	$1,110

(a)	“Total” includes 100% of Chirano production. “Attributable” includes Kinross’ share of Chirano (90%) production.
(b)	The definition and reconciliation of these non-GAAP financial measures is included on pages 12 to 16 of this news release.
(c)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period.  The ratio for the first quarter of 2015 was 72.91:1, compared with 63.15:1 for the first quarter of 2014.

The following operating and financial results are based on first-quarter 2015 gold equivalent production from continuing operations. Production and cost measures are on an attributable basis:

Production: Kinross produced 629,360 attributable Au eq. oz. in Q1 2015, a 5% decrease compared with Q1 2014, due mainly to lower production at Tasiast and Chirano.

Production cost of sales: Production cost of sales per Au eq. oz.2 was $709 for Q1 2015, compared with $727 for the first quarter of 2014, mainly as a result of lower fuel costs, favourable foreign exchange rates and an increase in attributable Au eq. oz. sold.

p. 2 Kinross reports 2015 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Production cost of sales per Au oz. on a by-product basis2 was $696 in Q1 2015, compared with $708 in Q1 2014, based on Q1 2015 attributable gold sales of 617,851 ounces and attributable silver sales of 1,218,620 ounces.

All-in sustaining cost: All-in sustaining cost per Au eq. oz. sold2 decreased to $964 in Q1 2015, compared with $1,001 in Q1 2014, primarily due to reductions in both sustaining capital expenditures and production cost of sales.  All-in sustaining cost per Au oz. sold on a by-product basis2 was $957 in Q1 2015, compared with $991 in Q1 2014.

Revenue: Revenue from metal sales was $781.4 million in Q1 2015, compared with $817.4 million during the same period in 2014, primarily due to a lower average realized gold price, partially offset by an increase in gold equivalent ounces sold.

Average realized gold price: The average realized gold price in Q1 2015 declined to $1,218 per ounce, compared with $1,299 per ounce in Q1 2014.

Margins: Kinross’ attributable margin per Au eq. oz. sold4 was $509 per Au eq. oz. for Q1 2015, compared with a Q1 2014 margin of $572 per Au eq. oz.

Operating cash flow: Adjusted operating cash flow2 was $214.8 million, or $0.19 per share, for Q1 2015, compared with $242.2 million, or $0.21 per share, for Q1 2014.

Earnings/loss: Adjusted net earnings2,3 were $15.3 million, or $0.01 per share, for Q1 2015, compared with adjusted net earnings of $34.1 million, or $0.03 per share, for Q1 2014.

Reported net loss3 was $6.7 million, or $0.01 per share, for Q1 2015, compared with reported net earnings of $31.8 million, or $0.03 per share, for Q1 2014. Reported net loss for the quarter included foreign exchange losses of $18.7 million primarily related to deferred income taxes.

Capital expenditures: Capital expenditures decreased to $149.5 million for Q1 2015, compared with $168.9 million for the same period last year, due mainly to lower spending at Tasiast and Dvoinoye.

Operating results
Mine-by-mine summaries for 2015 first-quarter operating results may be found on pages seven and 11 of this news release. Highlights include the following:

Americas

The region performed well in the quarter despite the anticipated decline in production compared with 2014, and is on track to meet its production and cost of sales forecast for the year. At Fort Knox, production was down slightly compared with Q4 2014 due to a planned reduction in mill grades and the expected seasonal impact of the heap leach in winter. Cost of sales per ounce was in line with Q4 2014, but higher year-over-year due to fewer ounces sold. At Kettle River-Buckhorn, production was down slightly and cost of sales increased year-over-year as mill grades declined with the anticipated winding down of the operation in 2016. Production was lower at Round Mountain year-over-year after mill operations were temporarily suspended following a fire on October 1, 2014. The mill was successfully re-commissioned in March and is now operating at full capacity. The majority of the repair cost is expected to be covered by insurance.

Paracatu’s production decreased year-over-year due to reduced throughput, which was partially offset by higher grades resulting from the successful ore blending program. Power rationing in Brazil has yet to take effect, and is now expected to have less of an impact on Paracatu’s production than originally anticipated. Paracatu’s production cost of sales declined for the third consecutive quarter to $752 per ounce as a result of lower power costs and favourable foreign exchange rates. Maricunga’s production increased 8% year-over-year due to improvements to the crushing plant and enhanced management of the heap leach and ADR plant. Production declined from Q4 2014, partially due to heavy rains in late March which temporarily suspended mining and crushing operations, and the planned replacement of the stock pile conveyor structure. Maricunga’s production cost of sales per ounce declined compared with Q1 2014 and remained in line with the previous quarter.

4Attributable margin per equivalent ounce sold is a non-GAAP measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

p. 3 Kinross reports 2015 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Russia

First quarter production at the combined Kupol and Dvoinoye operation was largely in line with the previous quarter. First quarter production decreased slightly compared with prior year results due mainly to lower grades at Dvoinoye. Approximately 80,500 Au eq. oz. were produced from processing Dvoinoye ore in Q1 2015, an increase compared with the previous quarter. Production cost of sales per ounce decreased to $476 per ounce, the lowest level since Q4 2012, due mainly to savings associated with favourable foreign exchange movements.

West Africa

At Chirano, production was lower compared with the previous quarter and year-over-year due to the declining contribution from the Akwaaba underground deposit. The impact of power rationing on production during the quarter was minimal as grid power was prioritized for processing facilities and underground development was supplemented with generator power. Production cost of sales per ounce increased 4% year-over-year due to lower grades, power generator costs and higher underground mobile equipment maintenance costs, partially offset by lower contractor costs.

At Tasiast, production decreased compared with Q4 2014 as a result of mine sequencing and lower mill grades. Production cost of sales per ounce decreased year-over-year due to lower fuel prices and continuous improvement programs, but increased 2% compared with Q4 2014 as a result of fewer ounces sold.

Maricunga update

As previously disclosed, heavy rains in Chile’s northern Atacama region in late March led to the temporary suspension of mining and crushing operations at Maricunga. Alternate routes to the mine have now been established. Mining and crushing operations are expected to re-start in June using an additional backup power plant, with main power lines expected to be back in operation in September. The ADR processing plant, which produces gold from the heap leach, has been running at 80% capacity during this period.

The Company does not anticipate any changes to the Americas regional guidance. The loss of production from the temporary suspension of operations is expected to be largely offset by a lower-than-expected impact on Paracatu’s production from power rationing in Brazil and additional anticipated production from the Santo Antonio tailings reprocessing project.

Organic production initiatives

La Coipa Phase 7 update: A pre-feasibility study (PFS), begun in Q2 2014 to explore potential re-start options at La Coipa, remains on track to be completed during the third quarter of 2015. Metallurgical test work continues to be a major component of the study. Results to date confirm similar characteristics to past ores, with more tests to follow in an effort to optimize the process. A scoping study focused on processing options for known near-surface sulfide mineralization in the district was completed; however, results indicate processing of near-surface sulfides would not be economic at current gold prices. Exploration continues at several district targets with the assessment of some attractive opportunities to extend the mine life beyond what the PFS will contemplate.

Paracatu Santo Antonio tailings reprocessing: In the fourth quarter 2015, a new continuous improvement project is expected to launch at Paracatu to reprocess tailings from the Santo Antonio tailings facility. The initiative, which has an estimated capital cost of $20 million, is expected to produce approximately 34,000 additional Au oz. per year at a production cost of sales of $400 per ounce for a minimum of nine years. The tailings will be reprocessed through Plant 1, with an expected production of approximately 11,000 Au oz. in Q4 2015.

p. 4 Kinross reports 2015 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Chirano mine life extension: The Company is moving forward with plans to profitably extend Chirano’s estimated mine life by one year to 2020 by unlocking estimated additional ounces at two known mineral deposits: Paboase, and Akoti, where a third underground mine is expected to open. The anticipated mine life extension will also provide additional time to pursue the exploration potential at Chirano, which is one of Kinross’ most cost competitive operations and is located in a highly prospective and low-cost mining area.

Liquidity

As of March 31, 2015, Kinross had cash and cash equivalents of $1,010.5 million, an increase of $27.0 million since December 31, 2014, and available credit of $1,509.6 million.

In 2015, the Company expects to repay $60.0 million of the Kupol loan, of which $30.0 million was repaid during the first quarter.

Outlook
The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 17 of this news release.

As previously announced on February 10, 2015, Kinross expects to produce approximately 2.4 - 2.6 million Au eq. oz. for the year. Kinross expects to be within its regional production guidance ranges.

The Company expects to be within its regional production cost of sales guidance ranges, its company-wide production cost of sales guidance range of $720 - $780 per Au eq. oz., and its all-in sustaining cost guidance range of $1,000 - $1,100 per Au eq. oz. sold in 2015. The Company also expects to meet its 2015 capital expenditure forecast of approximately $725 million.

Class action lawsuits update

In April, Kinross reached an agreement to settle for CDN$12.5 million a proposed securities class action lawsuit filed against it in 2012 in the Ontario Superior Court of Justice. This settlement follows a separate $33 million agreement reached in March to settle a securities class action lawsuit pending against the Company in U.S. federal court in New York. Subject to the respective approvals of the Ontario and U.S. federal courts, these agreements will result in the dismissal of both actions in their entirety, and all members of the classes bound by the settlements will be prohibited from bringing further actions relating to the same subject matters of the respective lawsuit.

Assuming that these two proposed settlements receive final court approval and the conditions of the settlement agreements are fulfilled, Kinross will have resolved these lawsuits related to the acquisition and development of Tasiast without any admission of fault or direct payout of funds from the Company for the settlement amounts. In both cases the settlement amounts will be funded from insurance coverage. We expect the Ontario court to consider approval of the Canadian settlement in June and the U.S. federal court to consider approval of the U.S. settlement by end of Q3 2015.

These settlements, if approved, will shield Kinross shareholders from the continuing risks and costs of the ongoing litigation in these proceedings while allowing the Company to continue to focus on its strategic objectives without the distraction of this litigation.

For more information on these lawsuits please refer to the Company’s Q1 2015 Management’s Discussion and Analysis filed concurrently with this news release.

p. 5 Kinross reports 2015 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Wednesday, May 6, 2015 at 7:45 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

Kinross’ Annual and Special Shareholders Meeting will be held on Wednesday, May 6, 2015 at 10:00 a.m. ET at the Glenn Gould Studio, 250 Front Street West, Toronto, Ontario, Canada. A live audio webcast (listen-only mode) of the Annual and Special Meeting will be available at www.kinross.com and will also be archived for later access.

This release should be read in conjunction with Kinross’ 2015 first-quarter unaudited Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2015 first-quarter unaudited Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished to the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Andrea Mandel-Campbell
Vice-President, Corporate Communications
phone: 647-788-4179
andrea.mandel-campbell@kinross.com

Investor Relations Contact

Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com

p. 6 Kinross reports 2015 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

Three months ended March 31,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2015	2014	2015	2014	2015	2014	2015	2014

Fort Knox	82,673	83,588	82,003	112,711	$55.1	$64.2	$672	$570
Round Mountain	40,262	45,054	40,447	41,390	36.0	37.3	890	901
Kettle River - Buckhorn	24,265	25,917	24,167	25,829	24.3	16.4	1,006	635
Paracatu	124,685	127,085	124,929	115,776	93.9	100.1	752	865
La Coipa	-	-	-	1,344	-	1.6	-	1,190
Maricunga	56,822	52,729	54,376	55,857	56.0	58.6	1,030	1,049
Americas Total	328,707	334,373	325,922	352,907	265.3	278.2	814	788

Kupol	185,729	191,238	192,167	138,286	91.5	66.5	476	481
Russia Total	185,729	191,238	192,167	138,286	91.5	66.5	476	481

Tasiast	54,009	71,671	51,790	66,386	51.9	67.5	1,002	1,017
Chirano (100%)	67,683	74,898	71,873	71,058	45.9	43.8	639	616
West Africa Total	121,692	146,569	123,663	137,444	97.8	111.3	791	810

Operations Total	636,128	672,180	641,752	628,637	454.6	456.0	708	725
Less Chirano non-controlling interest (10%)	(6,768)	(7,490)	(7,187)	(7,106)	(4.6)	(4.4)
Attributable Total	629,360	664,690	634,565	621,531	$450.0	$451.6	$709	$727

p.7 Kinross reports 2015 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated balance sheets

(unaudited expressed in millions of United States dollars, except share amounts)

	As at
	March 31	December 31,
	2015	2014

Assets
Current assets
Cash and cash equivalents	$1,010.5	$983.5
Restricted cash	41.1	41.3
Accounts receivable and other assets	148.7	170.4
Current income tax recoverable	105.8	115.2
Inventories	1,238.5	1,276.7
	2,544.6	2,587.1
Non-current assets
Property, plant and equipment	5,345.8	5,409.4
Goodwill	162.7	162.7
Long-term investments	97.7	111.0
Investments in associate and joint venture	156.2	156.8
Other long-term assets	390.2	417.9
Deferred tax assets	106.2	106.5
Total assets	$8,803.4	$8,951.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$337.6	$421.9
Current income tax payable	27.2	19.2
Current portion of long-term debt	43.0	60.0
Current portion of provisions	43.3	43.1
Current portion of unrealized fair value of derivative liabilities	71.5	60.2
	522.6	604.4
Non-current liabilities
Long-term debt	1,986.1	1,998.1
Provisions	792.8	780.9
Other long-term liabilities	197.1	207.2
Deferred tax liabilities	435.2	469.0
Total liabilities	3,933.8	4,059.6

Equity
Common shareholders’ equity
Common share capital	$14,598.5	$14,587.7
Contributed surplus	231.9	239.0
Accumulated deficit	(9,944.3)	(9,937.6)
Accumulated other comprehensive income (loss)	(64.5)	(46.1)
Total common shareholders’ equity	4,821.6	4,843.0
Non-controlling interest	48.0	48.8
Total equity	4,869.6	4,891.8
Total liabilities and equity	$8,803.4	$8,951.4

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,146,210,681	1,144,576,474

p.8 Kinross reports 2015 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of operations

(unaudited expressed in millions of United States dollars, except per share and share amounts)
	Three months ended
	March 31,	March 31,
	2015	2014

Revenue
Metal sales	$781.4	$817.4

Cost of sales
Production cost of sales	454.6	456.0
Depreciation, depletion and amortization	206.2	196.4
Total cost of sales	660.8	652.4
Gross profit	120.6	165.0
Other operating expense	16.3	17.7
Exploration and business development	22.8	22.7
General and administrative	39.0	43.2
Operating earnings	42.5	81.4
Other income (expense) - net	(1.9)	(6.2)
Equity in earnings (losses) of associate and joint venture	(1.0)	(1.3)
Finance income	2.2	1.4
Finance expense	(24.0)	(12.8)
Earnings before tax	17.8	62.5
Income tax expense - net	(25.3)	(31.1)
Earnings (loss) from continuing operations after tax	(7.5)	31.4
Loss from discontinued operation after tax	-	(2.2)
Net earnings (loss)	$(7.5)	$29.2

Net earnings (loss) from continuing operations attributable to:
Non-controlling interest	$(0.8)	$(0.4)
Common shareholders	$(6.7)	$31.8
Net earnings (loss) attributable to:
Non-controlling interest	$(0.8)	$(0.4)
Common shareholders	$(6.7)	$29.6

Earnings (loss) per share from continuing operations attributable to common shareholders
Basic	$(0.01)	$0.03
Diluted	$(0.01)	$0.03
Earnings (loss) per share attributable to common shareholders

Basic	$(0.01)	$0.03
Diluted	$(0.01)	$0.03

Weighted average number of common shares outstanding (millions)
Basic	$1,145.1	1,143.8
Diluted	1,145.1	1,151.1

p.9 Kinross reports 2015 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of cash flows

(unaudited expressed in millions of United States dollars)
	Three months ended
	March 31,	March 31,
	2015	2014
Net inflow (outflow) of cash related to the following activities:

Operating:
Earnings (loss) from continuing operations	$(7.5)	$31.4
Adjustments to reconcile net earnings (loss) from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	206.2	196.4
Losses (gains) on sale of other assets - net	1.2	(0.4)
Equity in losses (earnings) of associate and joint venture	1.0	1.3
Non-hedge derivative losses - net	1.0	3.4
Share-based compensation expense	4.6	7.2
Finance expense	24.0	12.8
Deferred tax expense (recovery)	(29.8)	28.8
Foreign exchange (gains) losses and other	14.1	(38.7)
Changes in operating assets and liabilities:
Accounts receivable and other assets	40.8	50.0
Inventories	50.7	(23.4)
Accounts payable and accrued liabilities	(27.6)	(14.0)
Cash flow provided from operating activities	278.7	254.8
Income taxes paid	(28.6)	(44.3)
Net cash flow of continuing operations provided from operating activities	250.1	210.5
Net cash flow of discontinued operations used in operating activities	-	(2.4)

Investing:
Additions to property, plant and equipment	(149.5)	(168.9)
Net additions to long-term investments and other assets	(21.7)	(29.5)
Net proceeds from the sale of property, plant and equipment	0.3	1.1
Decrease (increase) in restricted cash	0.2	(0.8)
Interest received and other	1.1	1.4
Net cash flow of continuing operations used in investing activities	(169.6)	(196.7)
Net cash flow of discontinued operations provided from investing activities	1.0	-
Financing:
Issuance of common shares on exercise of options	-	0.1
Proceeds from issuance of debt	19.5	622.4
Repayment of debt	(49.5)	(654.0)
Interest paid	(21.0)	(1.9)
Settlement of derivative instruments	-	(2.1)
Other	-	0.4
Net cash flow of continuing operations used in financing activities	(51.0)	(35.1)
Net cash flow of discontinued operations used in financing activities	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations	(3.5)	(6.8)
Increase (decrease) in cash and cash equivalents	27.0	(30.5)
Cash and cash equivalents, beginning of period	983.5	734.5
Cash and cash equivalents, end of period	$1,010.5	$704.0

p.10 Kinross reports 2015 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (1)	Ore Processed (Milled) (1)	Ore Processed (Heap Leach) (1)	Grade (Mill)	Grade (Heap Leach)	Recovery (2)	Gold Eq Production (5)	Gold Eq Sales (5)	Production cost of sales	Production cost of sales/oz	Cap Ex (7)	DD&A
			(%)	(’000 tonnes)	(’000 tonnes)	(’000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q1 2015	100	5,814	3,366	3,554	0.64	0.29	82%	82,673	82,003	$ 55.1	$ 672	$ 41.4	$ 24.6
		Q4 2014	100	5,453	3,261	8,782	0.86	0.30	84%	99,734	99,636	66.6	668	19.2	27.0
		Q3 2014	100	2,537	3,491	7,638	0.62	0.30	86%	104,815	110,187	88.5	803	11.1	31.8
		Q2 2014	100	3,241	3,479	6,638	0.50	0.29	84%	91,316	85,938	71.7	834	26.0	30.7
		Q1 2014	100	3,655	3,307	2,790	0.66	0.27	84%	83,588	112,711	64.2	570	29.7	28.5
	Round Mountain(8)	Q1 2015	50	7,494	146	6,726	0.65	0.40	67%	40,262	40,447	$ 36.0	$ 890	$ 11.2	$ 9.0
		Q4 2014	50	6,946	-	6,418	nm	0.38	nm	37,746	37,133	32.2	867	16.7	10.0
		Q3 2014	50	6,265	1,010	5,956	0.91	0.35	61%	44,764	45,540	35.9	788	13.0	5.6
		Q2 2014	50	6,475	1,008	5,258	0.91	0.37	63%	42,275	42,378	36.9	871	8.3	5.0
		Q1 2014	50	6,670	910	5,466	1.02	0.32	82%	45,054	41,390	37.3	901	6.6	4.6
	Kettle River- Buckhorn	Q1 2015	100	93	111	-	6.02	-	91%	24,265	24,167	$ 24.3	$ 1,006	$ 0.6	$ 4.1
		Q4 2014	100	91	104	-	7.46	-	93%	24,735	24,849	19.7	793	1.5	10.8
		Q3 2014	100	81	93	-	9.78	-	95%	32,175	33,783	22.6	669	2.7	14.1
		Q2 2014	100	78	95	-	11.96	-	94%	40,555	38,801	24.9	642	1.0	15.6
		Q1 2014	100	97	102	-	10.93	-	92%	25,917	25,829	16.4	635	1.6	9.7
	Paracatu	Q1 2015	100	11,616	11,825	-	0.43	-	77%	124,685	124,929	$ 93.9	$ 752	$ 16.3	$ 37.8
		Q4 2014	100	11,271	11,548	-	0.45	-	79%	133,534	127,991	97.8	764	49.7	38.8
		Q3 2014	100	12,898	12,635	-	0.44	-	77%	136,078	136,233	105.7	776	31.6	41.1
		Q2 2014	100	13,332	12,167	-	0.42		75%	124,329	132,327	114.6	866	14.5	40.5
		Q1 2014	100	16,083	15,047	-	0.35	-	68%	127,085	115,776	100.1	865	16.8	33.9
	Maricunga (8)	Q1 2015	100	2,695	-	2,912	-	0.69	nm	56,822	54,376	$ 56.0	$ 1,030	$ 7.5	$ 5.4
		Q4 2014	100	4,227	-	4,192	-	0.70	nm	60,918	58,845	60.8	1,033	2.7	13.4
		Q3 2014	100	4,328	-	4,174	-	0.77	nm	69,279	68,434	60.3	881	6.2	6.7
		Q2 2014	100	3,854	-	3,792	-	0.77	nm	64,290	64,333	56.2	874	11.4	11.5
		Q1 2014	100	4,491	-	3,860	-	0.74	nm	52,729	55,857	58.6	1,049	9.4	4.6
Russia	Kupol (3)(4)(6)	Q1 2015	100	464	418	-	13.20	-	95%	185,729	192,167	$ 91.5	$ 476	$ 15.5	$ 63.9
		Q4 2014	100	437	420	-	13.19	-	95%	183,750	179,722	92.6	515	12.7	64.6
		Q3 2014	100	428	417	-	13.28	-	95%	180,838	216,225	106.6	493	23.4	75.0
		Q2 2014	100	437	419	-	13.77	-	95%	195,275	216,765	114.8	530	15.7	58.7
		Q1 2014	100	440	409	-	13.81	-	94%	191,238	138,286	66.5	481	39.5	56.4
West Africa	Tasiast	Q1 2015	100	1,009	630	66	2.00	0.97	89%	54,009	51,790	$ 51.9	$ 1,002	$ 36.4	$ 16.2
		Q4 2014	100	1,226	619	1,139	2.18	0.75	93%	63,277	58,236	57.2	982	59.4	19.7
		Q3 2014	100	3,445	615	2,303	2.27	0.70	93%	60,438	62,727	61.0	972	44.5	15.9
		Q2 2014	100	4,643	663	2,297	2.04	0.62	89%	65,099	65,319	66.5	1,018	25.8	15.1
		Q1 2014	100	7,333	659	2,289	2.15	0.63	89%	71,671	66,386	67.5	1,017	51.3	15.9
	Chirano - 100%	Q1 2015	90	739	899	-	2.62	-	89%	67,683	71,873	$ 45.9	$ 639	$ 7.3	$ 43.6
		Q4 2014	90	866	883	-	2.96	-	91%	75,952	72,318	42.3	585	10.5	42.7
		Q3 2014	90	787	829	-	2.95	-	93%	72,701	73,296	39.5	539	12.0	41.0
		Q2 2014	90	666	615	-	3.42	-	92%	62,991	63,724	40.2	631	9.0	35.5
		Q1 2014	90	902	817	-	3.06	-	92%	74,898	71,058	43.8	616	10.7	40.5
	Chirano - 90%	Q1 2015	90	739	899	-	2.62	-	89%	60,915	64,686	$ 41.3	$ 639	$ 6.6	$ 39.2
		Q4 2014	90	866	883	-	2.96	-	91%	68,357	65,086	38.0	585	9.5	38.4
		Q3 2014	90	787	829	-	2.95	-	93%	65,431	65,966	35.6	539	10.8	36.9
		Q2 2014	90	666	615	-	3.42	-	92%	56,692	57,352	36.2	631	8.1	32.0
		Q1 2014	90	902	817	-	3.06	-	92%	67,408	63,952	39.4	616	9.6	36.5

(1)	Ore processed is to 100%, production and costs are to Kinross’ account.
(2)
Due to the nature of heap leach operations, recovery rates at Maricunga cannot be accurately measured on a quarterly basis.  Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.

(3)	The Kupol segment includes the Kupol and Dvoinoye mines.
(4)	Kupol silver grade and recovery were as follows: Q1 (2015) 95.64 g/t, 85%; Q4 (2014) 92.78 g/t, 85%; Q3 (2014) 83.94 g/t, 88%; Q2 (2014) 88.79 g/t, 84%; Q1 (2014) 106.4 g/t, 84%.
(5)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q1 2015: 72.91:1; Q4 2014: 72.73:1; Q3 2014: 64.89:1, Q2 2014: 65.67:1, Q1 2014: 63.15:1.

(6)
Dvoinoye ore processed and grade were as follows: Q1 (2015) 93,000 tonnes, 27.40 g/t; Q4 (2014) 90,083 tonnes, 26.14 g/t; Q3 (2014) 100,948 tonnes, 25.94 g/t; Q2 (2014) 91,204 tonnes, 28.68 g/t; Q1 (2014) 85,242 tonnes, 30.5 g/t.

(7)	Capital expenditures are presented on a cash basis, consistent with the statement of cash flows.
(8)	“nm” means not meaningful

p. 11 Kinross reports 2015 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings from continuing operations to adjusted net earnings from continuing operations for the periods presented:

	Adjusted Earnings
(in millions, except share and per share amounts)	Three months ended
	March 31
	2015	2014

Net earnings (loss) from continuing operations attributable to common shareholders - as reported	$(6.7)	$31.8

Adjusting items:
Foreign exchange losses	1.0	8.3
Non-hedge derivatives losses - net of tax	2.0	3.0
Losses (gains) on sale of other assets - net of tax	0.9	(0.2)
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	17.7	(9.5)
Taxes in respect of prior years	0.4	0.7
	22.0	2.3
Adjusted net earnings from continuing operations attributable to common shareholders	$15.3	$34.1
Weighted average number of common shares outstanding - Basic	1,145.1	1,143.8
Adjusted net earnings from continuing operations per share	$0.01	$0.03

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, adjusted operating cash flow and adjusted operating cash flow per share measures are not necessarily indicative of net cash flow from operations as determined under IFRS.

p. 12 Kinross reports 2015 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of adjusted operating cash flow from continuing operations for the periods presented:

	Adjusted Operating Cash Flow
(in millions, except share and per share amounts)	Three months ended
	March 31
	2015	2014

Net cash flow of continuing operations provided from operating activities - as reported	$250.1	$210.5

Adjusting items:
Working capital changes:
Accounts receivable and other assets	(40.8)	(50.0)
Inventories	(50.7)	23.4
Accounts payable and other liabilities, including taxes	56.2	58.3
	(35.3)	31.7
Adjusted operating cash flow from continuing operations	$214.8	$242.2
Weighted average number of common shares outstanding - Basic	1,145.1	1,143.8
Adjusted operating cash flow from continuing operations per share	$0.19	$0.21

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties. The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per Equivalent Ounce Sold
(in millions, except ounces and production cost of sales per equivalent ounce)	Three months ended March 31
	2015	2014

Production cost of sales - as reported	$454.6	$456.0
Less: portion attributable to Chirano non-controlling interest	(4.6)	(4.4)
Attributable production cost of sales	$450.0	$451.6

Gold equivalent ounces sold	641,752	628,637
Less: portion attributable to Chirano non-controlling interest	(7,187)	(7,106)
Attributable gold equivalent ounces sold	634,565	621,531
Consolidated production cost of sales per equivalent ounce sold	$708	$725
Attributable production cost of sales per equivalent ounce sold	$709	$727

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

p. 13 Kinross reports 2015 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Production Cost of Sales Per Ounce Sold on a By-Product Basis
	Three months ended March 31,
(in millions, except ounces and production cost of sales per ounce)	2015	2014

Production cost of sales - as reported	$454.6	$456.0
Less: portion attributable to Chirano non-controlling interest	(4.6)	(4.4)
Less: attributable silver revenues	(20.2)	(24.5)
Attributable production cost of sales net of silver by-product revenue	$429.8	$427.1

Gold ounces sold	625,018	610,158
Less: portion attributable to Chirano non-controlling interest	(7,167)	(7,085)
Attributable gold ounces sold	617,851	603,073
Attributable production cost of sales per ounce sold on a by-product basis	$696	$708

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs and all-in costs.  The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross.  Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures.  Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers.  The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis.  The value of silver sold is deducted from the total production cost of sales as it is considered residual production.  Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production.  Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

p. 14 Kinross reports 2015 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce Sold on a By-Product Basis
(in millions, except ounces and costs per ounce)	Three months ended
	March 31
	2015	2014

Production cost of sales - as reported	$454.6	$456.0
Less: portion attributable to Chirano non-controlling interest(1)	(4.6)	(4.4)
Less: attributable(2) silver revenues(3)	(20.2)	(24.5)
Attributable(2) production cost of sales net of silver by-product revenue	$429.8	$427.1
Adjusting items on an attributable(2) basis:
General and administrative(4)	39.0	43.2
Other operating expense - sustaining(5)	11.7	8.0
Reclamation and remediation - sustaining(6)	14.5	14.5
Exploration and business development - sustaining(7)	13.3	13.6
Additions to property, plant and equipment - sustaining(8)	83.0	91.0
All-in Sustaining Cost on a by-product basis - attributable(2)	$591.3	$597.4
Other operating expense - non-sustaining(5)	4.5	10.9
Exploration - non-sustaining(7)	9.1	9.7
Additions to property, plant and equipment - non-sustaining(8)	43.8	47.2
All-in Cost on a by-product basis - attributable(2)	$648.7	$665.2
Gold ounces sold	625,018	610,158
Less: portion attributable to Chirano non-controlling interest(9)	(7,167)	(7,085)
Attributable(2) gold ounces sold	617,851	603,073
Attributable(2) all-in sustaining cost per ounce sold on a by-product basis	$957	$991
Attributable(2) all-in cost per ounce sold on a by-product basis	$1,050	$1,103

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

p.15 Kinross reports 2015 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Equivalent Ounce Sold
(in millions, except ounces and costs per equivalent ounce)	Three months ended
	March 31
	2015	2014

Production cost of sales - as reported	$454.6	$456.0
Less: portion attributable to Chirano non-controlling interest(1)	(4.6)	(4.4)
Attributable(2) production cost of sales	$450.0	$451.6
Adjusting items on an attributable(2) basis:
General and administrative(4)	39.0	43.2
Other operating expense - sustaining(5)	11.7	8.0
Reclamation and remediation - sustaining(6)	14.5	14.5
Exploration and business development - sustaining(7)	13.3	13.6
Additions to property, plant and equipment - sustaining(8)	83.0	91.0
All-in Sustaining Cost - attributable(2)	$611.5	$621.9
Other operating expense - non-sustaining(5)	4.5	10.9
Exploration - non-sustaining(7)	9.1	9.7
Additions to property, plant and equipment - non-sustaining(8)	43.8	47.2
All-in Cost - attributable(2)	$668.9	$689.7
Gold equivalent ounces sold	641,752	628,637
Less: portion attributable to Chirano non-controlling interest(9)	(7,187)	(7,106)
Attributable(2) gold equivalent ounces sold	634,565	621,531
Attributable(2) all-in sustaining cost per equivalent ounce sold	$964	$1,001
Attributable(2) all-in cost per equivalent ounce sold	$1,054	$1,110

(1) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.

(2) “Attributable” includes Kinross’ share of Chirano (90%) production.

(3) “Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver).  Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(4) “General and administrative” expenses is as reported on the consolidated statement of operations, net of certain severance expenses.  General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(5) “Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as  other items not reflective of the underlying operating performance of our business.  Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred.  The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining.  Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(6) “Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines.  Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(7) “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses.  Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure.  Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs.  Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining.  Business development expenses are considered sustaining costs as they are required for general operations.

(8) “Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital.  Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the first quater of 2015 relate to projects at Tasiast, Chirano and La Coipa.

(9) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.

p.16 Kinross reports 2015 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings “Outlook”, “Organic production initiatives”, “Maricunga update”, “CEO Commentary”,  “La Coipa Phase 7 update”, “Liquidity”,  and “Class action lawsuits update” and  include, without limitation, statements with respect to our guidance for production; production costs of sales, all-in sustaining cost and capital expenditures; and continuous improvement initiatives,  as well as references to other possible events, the future price of gold and silver,  the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities,  currency fluctuations, capital requirements, project studies, mine life extensions, restarting suspended operations; continuous improvement initiatives; and resolution of pending litigation. The words “anticipate”, “believe”,  “estimates”, ‘‘expects’’,  ‘‘forecasts”, “focus”, “guidance”, “indicate”, “initiative”, “on track”,  “options”, “outlook”, “opportunity”, “plan”, “possible”, “potential”, “priority”, “prospect”, “pursue”, “study” or “target”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or ‘will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company  whether due to extreme weather events and other or related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise, including but not limited to the recent extreme weather, and related flash floods and mudslides, impacting the Company’s Maricunga mine and required remediation being consistent with the Company’s expectations; (2) permitting, development and operations at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility, power supply and launch of the new tailings reprocessing facility) being consistent with our current expectations;(3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of escalating political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to potential power rationing in Brazil and potential amendments to the Brazilian Mining Code, the Chilean Water Code, and/or other water use restrictions in Chile, the Minerals and Mining Act (2006) and dam safety regulation in Ghana, the Customs Code, the Mining Code, (including but not limited amendments to the  VAT regime pursuant to the 2015 Budget Law) in Mauritania and Tax Code in Russia (including, but not limited to, the interpretation, implementation and application of any such amendments), being consistent with Kinross’ current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates); (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (10) the development of, operations at and production from the Company’s operations, being consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (12) goodwill and/or asset impairment potential; and (13) access to capital markets, including but not limited to maintaining an investment grade debt rating and, as required, maintaining partial project financing for Dvoinoye and Kupol being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees) in respect of the cessation by the Company of investment in and development of FDN and its sale, or any of the Company’s prior activities on or in respect thereof or otherwise in Ecuador; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples;changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and the “Risk Analysis” section of our Full year 2014 and Q1, 2015 Management Discussion and Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p.17 Kinross reports 2015 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Key Sensitivities

Approximately 60%-70% of the Company’s costs are denominated in US dollars.
A 10% change in foreign currency exchange rates would be expected to result in an approximate $14 impact on production cost of sales per ounce5.
Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $11 impact on Russian production cost of sales per ounce.
A $10 per barrel change in the price of oil would be expected to result in an approximate $1 impact on production cost of sales per ounce.
A $100 change in the price of gold would be expected to result in an approximate $3 impact on production cost of sales per ounce as a result of a change in royalties.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties (other than exploration activities) contained in this news release has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101 (“NI 43-101”). The technical information about the Company’s exploration activities contained in this news release has been prepared under the supervision of Mr. Sylvain Guerard, an officer of the Company who is a “qualified person” within the meaning of NI 43-101.

5Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating, or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p.18 Kinross reports 2015 first-quarter results	www.kinross.com